FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
Of the Securities Exchange Act of 1934

For the month of July 2015

Commission File Number: 000-13345

CALEDONIA MINING CORPORATION
(Translation of registrant’s name into English)

Suite 1000
36 Toronto Street,  Toronto, ON, M5C 2C5
Canada
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F      x         Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______     No       x

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ______

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Caledonia Mining Corporation (Registrant) By: /s/ Steve Curtis
Dated: July 17, 2015	Name: Steve Curtis Title: CEO and Director

Exhibit Index

Exhibit	Description

99.1	Technical Report on the Blanket Mine in the Gwanda Area, Zimbabwe
99.2	CERTIFICATE of QUALIFIED PERSON – U Engelmann
99.3	CERTIFICATE of QUALIFIED PERSON – D v Heerden
99.4	CERTIFICATE of QUALIFIED PERSON – D Clemente
99.5	CERTIFICATE of QUALIFIED PERSON – N J Odendaal
99.6	CERTIFICATE of QUALIFIED PERSON – J Burger
99.7	CONSENT of QUALIFIED PERSON – U Engelmann
99.8	CONSENT of QUALIFIED PERSON – D v Heerden
99.9	CONSENT of QUALIFIED PERSON – D Clemente
99.10	CONSENT of QUALIFIED PERSON – N J Odendaal
99.11	CONSENT of QUALIFIED PERSON – J Burger